                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            Sterling Software, Inc.
_______________________________________________________________________________
                                (NAME OF ISSUER)

                    Common Stock, par value $0.10 per share
_______________________________________________________________________________
                         (TITLE OF CLASS OF SECURITIES)

                                  859547-10-1
            _______________________________________________________
                                 (CUSIP NUMBER)

                            Charles D. Maguire, Jr.
                          901 Main Street, Suite 6000
                              Dallas, Texas  75202
                                 (214) 953-6000
________________________________________________________________________________
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 June 7, 1995
            _______________________________________________________
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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CUSIP NO. 859547-10-1                 13D                      Page 2 of 5 Pages

________________________________________________________________________________

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sterling L. Williams ###-##-####
________________________________________________________________________________

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [_]
                                                                        (b)  [_]
________________________________________________________________________________

3     SEC USE ONLY
________________________________________________________________________________

4     SOURCE OF FUNDS*

      OO
________________________________________________________________________________

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [_]
________________________________________________________________________________

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
________________________________________________________________________________

  NUMBER OF       7    SOLE VOTING POWER
    SHARES             4,000
 BENEFICIALLY   ________________________________________________________________
   OWNED BY
    EACH          8    SHARED VOTING POWER
  REPORTING            -0-
   PERSON       ________________________________________________________________
    WITH
                  9    SOLE DISPOSITIVE POWER
                       954,000
                ________________________________________________________________

                  10   SHARED DISPOSITIVE POWER
                       -0-
________________________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,254,000
________________________________________________________________________________

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [_]
________________________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%
________________________________________________________________________________

14    TYPE OF REPORTING PERSON*

      IN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 859547-10-1                 13D                      Page 3 of 5 Pages


Item 1.   Security and Issuer.
          -------------------

          Not amended.

Item 2.   Identity and Background.
          -----------------------

          Not amended.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As further described in Item 5 herein, on June 7, 1995, Mr. Williams exercised options to purchase an aggregate of 200,000 shares of Common Stock at an exercise price of $17.25 per share. The exercise price was paid through a cashless exercise procedure whereby the shares were immediately sold.

Item 4.   Purpose of Transaction.
          ----------------------

          The shares of Common Stock acquired by Mr. Williams were acquired for resale primarily in order to repay the outstanding balance of and accrued interest on a promissory note executed by Mr. Williams in favor of the Company effective January 1, 1992, and outstanding advances payable to the Company. Such sales do not indicate a change in Mr. Williams' general investment intent described in the following paragraph.

          Depending on market conditions and other factors he may deem material to an investment decision, Mr. Williams may purchase additional shares of Common Stock or may dispose of all or a portion of the shares of Common Stock he now beneficially owns or may hereafter acquire. Except as set forth in this Item 4, Mr. Williams does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item
4 of Schedule 13D.
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CUSIP NO. 859547-10-1                  13D                     Page 4 of 5 Pages


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          On June 7, 1995, through a cashless exercise procedure, Mr. Williams
(i) exercised options to purchase an aggregate of 200,000 shares of Common Stock at an exercise price of $17.25 per share and (ii) sold an aggregate of 200,000 shares of Common Stock on the open market as follows:

                 Number of Shares                   Price
                 ----------------                   -----
                      Sold                        Per Share
                      ----                        ---------

                      5,000                        $35.00
                     19,000                        $34.875
                      6,800                        $34.750
                      1,500                        $34.625
                    167,700                        $34.500

          Mr. Williams beneficially owns 1,254,000 shares, or 4.9%, of the Common Stock of the Company. Mr. Williams beneficially owns 1,250,000 of such shares through his ownership of options.

          Mr. Williams possesses sole voting power with respect to 4,000 shares of Common Stock and sole dispositive power with respect to 954,000 shares of Common Stock.

          Except as set forth in Item 3 above and this Item 5, no transactions in the Common Stock were effected by Mr. Williams during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

          On June 7, 1995, Mr. Williams ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          None.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.
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CUSIP NO. 859547-10-1                  13D                     Page 5 of 5 Pages


                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/     STERLING L. WILLIAMS
Date: June 15, 1995                           __________________________________
                                                      Sterling L. Williams